Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com

March 13, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. John Reynolds, Assistant Director
Ms. Pamela Howell
Ms. Hillary Daniels

Re:	Response to SEC Staff Comment Letter dated March 11, 2015

Coeur Mining, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed March 4, 2015

File No. 333-201382

Dear Mr. Reynolds, Ms. Howell and Ms. Daniels:

On behalf of Coeur Mining, Inc. (“Coeur”), this letter responds to your letter, dated March 11, 2015 (the “Comment Letter”), regarding the above referenced filing (as amended from time to time, the “Registration Statement”) relating to the proposed acquisition of Paramount Gold and Silver Corp. (“Paramount”) by Coeur. As we discussed with Ms. Daniels on March 12, Coeur would propose to file Amendment No. 3 to the Registration Statement (“Amendment No. 3”) on March 16, 2015. Thereafter, Coeur would prefer for the Registration Statement to be declared effective as soon as reasonably possible, bearing in mind that the Staff of the Division of Corporation Finance (the “Staff”) will need sufficient time to review filing before declaring it effective.

Along those lines, set forth in this response letter are the changes that Coeur proposes to make in Amendment No. 3. We would greatly appreciate if the Staff could advise us whether or not these changes will be sufficient to resolve all of the Staff’s comments.

For convenience of reference, the Staff’s comments have been reproduced herein in bold. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Registration Statement.

Mr. John Reynolds

Ms. Pamela Howell

Ms. Hillary Daniels

March 13, 2015

Material U.S. Federal Income Tax Consequences of the Spin-Off and the Merger, page 72

Comment 1: We note the revisions to this section to reflect that the merger “should” qualify as a reorganization within the meaning of Section 368(a) of the Code. However, the forms of the opinion filed as Exhibits 8.1 and 8.2 continue to reflect that the merger “will” qualify as a reorganization. Please reconcile. In addition, please revise the disclosure in this section to provide a more detailed discussion as to why counsel cannot give a “will” opinion and describe the degree of uncertainty in the opinion. For guidance, see Staff Legal Bulleting No. 19 at http://www.sec.gov/interps/legal/cfslb19.htm. In addition, once the executed opinions have been filed please revise this section to clearly reflect the opinion of counsel.

Coeur respectfully acknowledges the Staff’s comment. As discussed with Ms. Howell, the applicable disclosure in the Registration Statement will be revised to include the reasons for the “should” opinion. Set forth below is a marked version that shows the changes to be made in the section entitled “The Issuance of Coeur Shares and the Adoption of the Merger Agreement—Material U.S. Federal Income Tax Consequences of the Spin-Off and the Merger—The Merger.”

“The Merger

The obligations of Paramount and Coeur to consummate the merger are conditioned, respectively, on Paramount’s receipt of a tax opinion from LeClairRyan, A Professional Corporation, and Coeur’s receipt of a tax opinion from Gibson Dunn, in each case, to the effect that, on the basis of the facts, representations, assumptions and exclusions set forth in such opinion and certificates to be obtained from officers of Paramount and Coeur, the merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

An opinion that the merger “should” qualify as a reorganization within the meaning of Section 368(a) of the Code expresses a level of comfort that is stronger than “more likely than not” but less than “will.” Counsel is unable to provide a higher degree of certainty because there is no administrative or judicial authority that directly addresses facts similar to those of this transaction. Nonetheless, counsel believes that its opinion is justified based on the existing authorities.

Consequences to Paramount and Paramount Stockholders

Paramount will not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger.

Paramount stockholders should not recognize any gain or loss pursuant to the merger except in respect of cash received instead of a fractional share of Coeur common stock (as discussed below). The aggregate tax basis of the Coeur common stock received in the merger (including fractional shares deemed received and redeemed as discussed

Mr. John Reynolds

Ms. Pamela Howell

Ms. Hillary Daniels

March 13, 2015

below) should be equal to the aggregate adjusted tax basis of the shares of Paramount common stock surrendered for the Coeur common stock, and the holding period of the Coeur common stock (including fractional shares deemed received and redeemed) should include the period during which the shares of Paramount common stock were held.

A Paramount stockholder that receives cash instead of a fractional share of Coeur common stock should generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss will generally be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis in the shares of Paramount common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of Paramount common stock is more than one year at the effective time of the merger. Long-term capital gains of non-corporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

The tax opinions from LeClairRyan and Gibson Dunn are not binding on the Internal Revenue Service or the courts, and neither Paramount nor Coeur intends to request a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the merger. Further, there is no administrative or judicial authority that directly addresses facts similar to those of this transaction. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth above. In particular, if all or a portion of the value of SpinCo common stock received by Paramount stockholders is treated as consideration received in the merger, the merger ~~may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code~~would not qualify as a “reorganization” within the meaning of Section 368(a)(1)(B) of the Code, which requires that the consideration for the shares of Paramount common stock consist solely of voting stock of Coeur. In such case, in order for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the merger would have to satisfy the requirements of Section 368(a)(2)(E) of the Code. It is unclear whether the merger will satisfy such requirements because, among other things, those requirements require a factual determination that may not be able to be made until after the spin-off and merger have been completed. In addition, if any of the representations or assumptions upon which such opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be different from those set forth above. If the merger does not qualify as a reorganization, a Paramount stockholder would recognize gain or loss equal to the difference between the fair market value of the consideration received in the merger and that holder’s adjusted tax basis in its shares of Paramount common stock surrendered. For this purpose, gain or loss must be calculated separately for each identifiable block of shares (i.e., shares purchased on the same date for the same price) surrendered in the exchange. Paramount stockholders should consult their tax advisors regarding the particular consequences to them of a taxable transaction.

Mr. John Reynolds

Ms. Pamela Howell

Ms. Hillary Daniels

March 13, 2015

Consequences to Coeur and Coeur Stockholders

There will be no U.S. federal income tax consequences to Coeur or Coeur stockholders as a result of the merger.”

The Modified San Miguel Projections, page 78

Comment 2: We note your response to comment two regarding the considerations given to the determination of the time period included in the calculations of the San Miguel Project. Please provide more detailed support for your reference to the diminished value contribution from cash flows in future periods. Also, please advise why you have not included cash flow projections in the tables, given the use of the projections in the discounted cash flows analysis.

Coeur respectfully advises the Staff that, in the discounted cash flow analysis, future cash flows were discounted to present value using a discount rate reflective of industry norms for silver and gold companies. Through this discounting mechanic, future cash flows are inherently worth less than more near-term cash flows. This diminution becomes greater the longer the period involved. For example, using a discount rate of 10%, a cash inflow of $50 million in five years has a present value of only $31 million, while a cash inflow of $50 million in ten years has a present value of only $19 million. In addition to these diminutions, Coeur further advises the Staff that it believes that the most relevant projections for investors to consider are for the next five years because significant uncertainties (including with respect to commodities prices and mine development plans) exist with respect to projections that are longer in duration. Coeur believes this to be the case, even if future cash flows after five-years contribute positively in the discounted cash flow analysis.

In addition, the applicable disclosure in the Registration Statement will be revised to include cash flow projections. Set forth below is a marked table that shows the added information in the section entitled “The Issuance of Coeur Shares and the Adoption of the Merger Agreement—The Modified San Miguel Projections.”

“Modified San Miguel Projections—Case A

	2015	2016	2017	2018	2019

Silver Production (in millions of ounces)	0.0	0.0	0.5	0.1	3.6
Gold Production (in thousands of ounces)	0.0	0.0	3.8	3.6	32.8
Revenues (in millions)	$0.0	$0.0	$14.5	$7.4	$114.1
EBITDA (in millions)	$0.0	$0.0	$8.8	$(7.2)	$57.3
CAPEX (in millions)	$0.0	$0.0	$(69.6)	$(231.7)	$(34.4)
Free Cash Flow (in millions)	$0.0	$0.0	$(61.6)	$(238.4)	$18.1

Mr. John Reynolds

Ms. Pamela Howell

Ms. Hillary Daniels

March 13, 2015

Modified San Miguel Projections—Case B

	2015	2016	2017	2018	2019

Silver Production (in millions of ounces)	0.0	0.0	0.5	0.1	3.6
Gold Production (in thousands of ounces)	0.0	0.0	3.8	3.6	32.8
Revenues (in millions)	$0.0	$0.0	$14.5	$7.4	$114.1
EBITDA (in millions)	$0.0	$0.0	$8.8	$(7.2)	$57.3
CAPEX (in millions)	$0.0	$0.0	$(58.4)	$(117.0)	$(34.4)
Free Cash Flow (in millions)	$0.0	$0.0	$(50.3)	$(123.7)	$18.1

Modified San Miguel Projections—Case C

	2015	2016	2017	2018	2019

Silver Production (in millions of ounces)	0.0	1.4	2.8	4.6	4.7
Gold Production (in thousands of ounces)	0.0	25.8	61.5	90.3	76.6
Revenues (in millions)	$0.0	$59.5	$131.8	$207.2	$194.3
EBITDA (in millions)	$(3.0)	$31.8	$74.9	$125.4	$108.1
CAPEX (in millions)	$(15.1)	$(23.8)	$(14.1)	$(19.1)	$(12.6)
Free Cash Flow (in millions)	$(18.1)	$6.2	$49.6	$63.3	$61.5

Modified San Miguel Projections—Case D

	2015	2016	2017	2018	2019

Silver Production (in millions of ounces)	0.0	1.4	2.8	4.6	4.7
Gold Production (in thousands of ounces)	0.0	25.8	61.5	90.3	76.6
Revenues (in millions)	$0.0	$55.6	$123.7	$190.8	$176.0
EBITDA (in millions)	$(3.0)	$27.9	$66.8	$109.2	$89.9
CAPEX (in millions)	$(15.1)	$(23.8)	$(14.1)	$(19.1)	$(12.6)
Free Cash Flow (in millions)	$(18.1)	$2.6	$45.4	$52.2	$49.7

Exhibits

Comment 3: We note your response to comment 19 and we reissue the comment. Please file the executed legal and tax opinions prior to requesting effectiveness and allow us sufficient time to review.

Coeur respectfully advises the Staff that the executed legal and tax opinions will be filed as exhibits to Amendment No. 3.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (212) 351-2389.

Mr. John Reynolds

Ms. Pamela Howell

Ms. Hillary Daniels

March 13, 2015

Sincerely,

/s/ Eric M. Scarazzo, Esq.

Eric M. Scarazzo, Esq.

cc:	Mitchell J. Krebs

Coeur Mining, Inc.

Casey M. Nault

Coeur Mining, Inc.